February 25, 2008

Mail Stop 3561

*By U.S. Mail and facsimile to (816) 983-1297*

Mr. Michael R. Haverty
Chief Executive Officer
Kansas City Southern
427 West 12<sup>th</sup> Street
Kansas City, MO 64105

> **Re:** **Kansas City Southern**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 001-04717**

Dear Mr. Haverty:

We have reviewed your response letter dated January 11, 2008 to our comments of December 10, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the departmental and strategic goals referenced on pages 2 and 3, respectively, of your response letter. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor